FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of February

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

HSBC HOLDINGS PLC

27 February 2023

Notification of Transactions by Persons Discharging Managerial Responsibilities

The following transactions in HSBC Holdings plc (the "Company") securities have taken place:

●
On 23 February 2023, Colin Bell sold 196,413 ordinary shares of US$0.50 each (the "Shares") in the Company. The Shares were sold in London at £6.3087 per Share.

●
On 24 February 2023, Surendra Rosha sold 6.375% Perpetual Subordinated Contingent Convertible Securities (the "Securities") with a face value of USD400,000. The Securities were held in a family trust account and were sold in Singapore for a consideration of USD392,084.

The following disclosures are made in accordance with the UK version of the EU Market Abuse Regulation 596/2014.

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Colin Bell

2 - Reason for the notification

Position/status			Chief Executive, HSBC Bank plc and HSBC Europe

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2023-02-23	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£6.31	196,413	£1,239,110.69
		Aggregated	£6.309	196,413	£1,239,110.69

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person		Surendra Rosha

2 - Reason for the notification

Position/status		Co-Chief Executive, Asia-Pacific - The Hongkong and Shanghai Banking Corporation Limited

Initial notification/amendment		Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity		HSBC Holdings plc

Legal Entity Identifier code		MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2023-02-24	HSBC Holdings plc 6.375% Perpetual Subordinated Contingent Convertible Securities with a face value of USD400,000	US404280AS86	Outside a trading venue		USD - United States Dollar
Nature of Transaction:			Price	Volume	Total
Disposal of Securities from a family trust account			USD392,084.00	1	USD392,084.00
		Aggregated	USD392,084.00	1	USD392,084.00

For any queries related to this notification, please contact:

Lee Davis
Corporate Governance & Secretariat
+44 (0) 207 991 3048

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 27 February 2023